Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
(in millions, except ratios)

Earnings:
Income from continuing operations before provision for income taxes	$41.3	$37.4	$119.8	$163.0	$81.5	$60.7	$135.3
Add:
Fixed charges	8.0	4.0	23.7	16.4	21.0	16.9	13.3

Total earnings	$49.3	$41.4	$143.5	$179.4	$102.5	$77.6	$148.6

Fixed charges:
Interest expense, net	$7.2	$3.3	$21.0	$13.0	$15.0	$11.0	$8.4
Preferred stock dividends	—	0.1	0.1	1.5	3.4	3.8	2.8
Rental interest factor	0.8	0.6	2.6	1.9	2.6	2.1	2.1

Total fixed charges	$8.0	$4.0	$23.7	$16.4	$21.0	$16.9	$13.3

Ratio of earnings to fixed charges	6.3:1	10.4:1	6.1:1	10.9:1	4.9:1	4.6:1	11.2:1